Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 MANAGEMENT MEMBERS’ COMPENSATION POLICY 1. TARGET PUBLIC This compensation policy1 (“Compensation Policy”) consolidates the principles and practices of management compensation2 adopted by Itaú Unibanco Holding and its subsidiaries (“Itaú Unibanco Conglomerate”), especially those that have joined the Compensation Committee of Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”), all companies are subject to the Compensation Policy herein referred to as “Itaú Unibanco Financial Economic Conglomerate”. 2. PURPOSE The Compensation Policy is aimed at attracting, retaining and rewarding, in a meritocratic way, the deliveries made by management members, in addition to encouraging them to keep prudent le10vels of risk exposure in the short-, medium- and long-term strategies in the conduction of its business, in accordance with the interests of stockholders and the organization’s culture, so that the Itaú Unibanco Conglomerate can achieve sustainable results. 3. PRINCIPLES The Itaú Unibanco Conglomerate understands that the structure of the management members’ compensation model is highly relevant for the conduction and sustainability of business. Accordingly, variable compensation should take into account the risks involved in order to encourage management members to seek results that can be observed in the short, medium and long terms, discouraging attitudes and decisions that involve an excessive risk. This practice is aimed at aligning the interests of management members with those of the Itaú Unibanco Conglomerate and stockholders.    In addition, variable compensation should take into account the individual performance and the result of the business area in which the management member works and/or Itaú Unibanco’s results. Part of this compensation is    deferred over time and may be subject to the application of a malus adjustment due to the performance of the business area and/or Itaú Unibanco. 1 Compensation is deemed as the payment made in cash, shares, stock-based instruments or other assets in consideration of the work provided to the institution by management members, comprising fixed compensation, represented by salaries, fees and commissions, and variable compensation, composed of bonus, profit sharing in accordance with paragraph 1 of Article 152 of Law No. 6,404, of December 15, 1976, and other performance-based incentives. 2 Management members comprise statutory officers and members of the Board of Directors.

The Itaú Unibanco Conglomerate understands that compensation is an important tool for recognizing the performance of management members and, for this reason, it must be based on the organization’s culture and reflect not only the performance obtained, but also the way the results were achieved, using the expected behaviors contained in “Our way” as parameters. These behaviors reflect the attitudes expected from the executives of this organization. They address, among other aspects, the owner’s attitude, partnership, integrity, agility and ethics. The compensation model must be designed in a way that it can attract and retain the best professionals in the market. Accordingly, better-than-expected deliveries, both in results and in form, must be compensated in a differentiated manner in relation to the market, always to the extent permitted under the applicable legislation and observing the compensation model rules. 4. GOVERNANCE In view of the importance of the management members’ compensation structure, the topic is addressed by the highest management levels of the Itaú Unibanco Conglomerate under a governance structure that allows all decisions to be made on a joint basis at several levels.    The governance of the variable compensation of the Itaú Unibanco Conglomerate is described in the internal rule, applicable to all companies belonging to the Itaú Unibanco Conglomerate. In particular, regarding the Compensation Committee, its operation and responsibilities are also set out in its internal regulations. 5. FACTORS The Itaú Unibanco Conglomerate has some factors that guide this policy so as to ensure the alignment of the interests of management members with those of the Itaú Unibanco Conglomerate and of its stockholders. The management members’ compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure above the levels that are considered prudent in the short-, medium- and long-term strategies adopted by the institution. To avoid conflicts of interest, management members’ compensation for the internal control and risk management departments must be adjusted to attract qualified and experienced professionals and it must be based on the achievement of the objectives of their own positions and not on the performance of the business areas controlled or assessed by them.    5.1 Factors for measuring the aggregate amount of variable compensation In order to calculate the management members’ aggregate compensation amount and its allocation to the business areas, the following factors, among others, are taken into account: a) current and potential risks; b) the overall results of the Itaú Unibanco Conglomerate companies; c) Itaú Unibanco’s ability to generate cash flows;

d) the economic environment where the Itaú Unibanco Conglomerate operates and its trends; and e) the long-term sustainable financial bases and the adjustments to future payments in view of the risks assumed, fluctuations in the cost of capital and liquidity projections. 5.2 Factors for measuring the variable compensation amount In order to calculate the management members’ variable compensation amount, the following criteria, at least, are taken into account: a) the individual performance; b) the performance of the business area and/or companies of the Itaú Unibanco Conglomerate; c) the ratio of the performances mentioned above to the risks assumed; and d) the relationship between the above performances and the risks assumed. The variable compensation can be paid in local currency, shares, stock-based instruments or other assets. In cases of payments made in shares, stock-based instruments or other assets, they must be paid considering their fair value measurement. Therefore, there should not be any other form of compensation if these assets are depreciated. At least 70% (seventy percent) of the variable remuneration must be paid in shares or share-based instruments, compatible with the creation of long-term value and the time horizon of risk. In addition, at least seventy percent (70%) of the variable remuneration must be deferred for future payment of at least three years and staggered in installments proportional to the deferment period. Should Itaú Unibanco and/or the business area post a significantly decreased realized recurring net income3 or a loss during the deferral period, the deferred and unpaid installments of the compensation will be reversed in proportion to the decrease in profit. Furthermore, the payment of a minimum amount for variable compensation and other incentives to management members is only guaranteed on an exceptional basis, when management members are contracted or transferred to another department, city or company of the Itaú Unibanco Conglomerate, and limited to the first year after the fact that gives rise to the guarantee of payment. Contracts with clauses for payments in excess of those provided for in legislation eventually entered to, related to the dismissal of management members, must be compatible with the creation of value and long-term risk management.    6. REGULATORY ENVIRONMENT Itaú Unibanco is a listed financial institution and, as such, it is subject to the rules applicable to publicly-held companies and finance companies. 3 Realized recurring net income is deemed as the accounting net income for the period adjusted by unrealized net income and free from the effects of non-recurring events controllable by the institution.

In this context, in compliance with the provisions in Resolution No. 3,921, of the National Monetary Council (CMN) of November 25, 2010 (“CMN Resolution No. 3,921/10”), Itaú Unibanco implemented their Compensation Policy.    7. SCOPE The Compensation Policy applies to financial institutions and other institutions authorized to operate by the Central Bank of Brazil that are part of the Itaú Unibanco Conglomerate, and to other companies of the Itaú Unibanco Conglomerate, at the discretion of the human resources. The guidelines in the Compensation Policy also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the human resources. 8. APPROVAL This Compensation Policy was prepared by the Compensation Committee, is reviewed annually by the said Committee and was approved by the Board of Directors in a meeting held on 10.22.2012 and updated in meetings held on 02.28.2013, 02.27.2014, 02.26.2015, 02.25.2016, 06.03.2016, 12.09.2016, 02.23.2017, 03.30.2017, 02.22.2018, 12.14.20218, 02.06.2020, 04.30.2020 and 02.23.2021.